Acamar Partners Acquisition Corp.

 1450 Brickell Avenue, Suite 2160

Miami, Florida 33131

January 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

Attn: Ron Alper

Re:	Acamar Partners Acquisition Corp.

Draft Registration Statement on Form S-1

Filed November 26, 2018

CIK No. 0001759008

Dear Mr. Alper:

Acamar Partners Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 21, 2018, regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on November 26, 2018.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

Ron Alper

U.S. Securities and Exchange Commission

January 7, 2019

2.	We note the last risk factor on page 37. Please revise where appropriate to disclose whether you will voluntarily comply with the Nasdaq listing standards for blank check companies and allow investors to redeem if you become delisted.

We have revised the disclosure on page 23 to clarify that, if we become delisted, we intend to allow investors to redeem their public shares in the same manner as if we maintained such listing.

Risk Factors, page 33

3.	We note your disclosure on page 146 that the tax consequences relating to the securities are “not clear under current tax law.” If material, please add a risk factor to describe tax uncertainties investors will encounter in the offering.

We believe that these tax uncertainties are not material, and therefore we have not added a risk factor to describe any tax uncertainties.

4.	We note that your Risk Factors description of the exclusive forum provision does not address the District of Delaware carve-out described under “Exclusive Forum For Certain Lawsuits” on page 140. Please revise to reconcile the inconsistency.

We have revised this risk factor in response to the Staff’s comment.

Exclusive Forum For Certain Lawsuits, page 139

5.	We note your disclosure regarding the selection of the Court of Chancery in the State of Delaware or the federal district court for the District of Delaware for certain claims. Please revise to clarify whether this provision applies to actions arising under the Securities Act. In that regard, we note that your disclosure describes exclusive forum in the federal district court for the District of Delaware for actions “for which the Court of Chancery does not have subject matter jurisdiction, including, without limitation, any action arising under the federal securities laws.” However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure that the exclusive forum provision in the governing document also includes this clarification.

We have revised the disclosure on page 141 in response to the Staff’s comment and confirm that the exclusive forum provision in our governing document will also include this clarification.

Ron Alper

U.S. Securities and Exchange Commission

January 7, 2019

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Juan Carlos Torres Carretero
Juan Carlos Torres Carretero, Chairman

cc:	Stuart Neuhauser, Esq. Douglas Ellenoff, Esq. Gregg Noel, Esq. Jonathan Ko, Esq.